UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No.: 0*

Name of Issuer: BELDEN INC

Title of Class of Securities: Common Stock

CUSIP Number: 077454106

Date of Event Which Requires Filing of this Statement: 5/31/2017

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 077454106

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janus Henderson Group plc EIN #00-0000000

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ___ b. ___ 3. SEC
USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER 0**

6. SHARED VOTING POWER 4,664,373**

7. SOLE DISPOSITIVE POWER 0**

8. SHARED DISPOSITIVE POWER 4,664,373**

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,664,373**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%**

12. TYPE OF REPORTING PERSON IA, HC

** See Item 4 of this filing

Item 1.

(a). Name of Issuer: BELDEN INC ("Belden")

(b). Address of Issuer's Principal Executive Offices:

1 North Brentwood Boulevard 15th Floor St. Louis, Missouri, 63105

Item 2.

(a).-(c). Name, Principal Business Address, and Citizenship of Persons
Filing:

(1) Janus Henderson Group plc 201 Bishopsgate EC2M 3AE, United Kingdom
Citizenship: Jersey, Channel Islands

(d). Title of Class of Securities: Common Stock

(e). CUSIP Number: 077454106

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Henderson Group plc ("Janus Henderson") is a parent holding company/control person in accordance with Section
240.13d-1(b)(ii)(G). See Item 4 for additional information.

Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on
Schedule 13G is hereby incorporated by reference.

Janus Henderson has an indirect 100% ownership stake in Janus Capital Management LLC ("Janus Capital"), INTECH Investment Management ("INTECH"), Perkins Investment Management LLC ("Perkins"), and Geneva Capital Management LLC ("Geneva")(each an "Asset Manager" and collectively as the "Asset Managers"). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is a registered investment adviser, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and/or to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its ownership of the Asset Managers, Janus Henderson may be deemed to be the beneficial owner of 4,664,373 shares or 11.0% of the shares outstanding of Belden Common Stock held by such Managed Portfolios. However, Janus Henderson does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 4,664,373 shares or 11.0% of the shares outstanding of Belden Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

The interest of any one such person does not exceed 5% of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company

Janus Capital, INTECH, Perkins and Geneva are indirect subsidiaries of Janus Henderson and are registered investment advisers furnishing investment advice to Managed Portfolios.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS HENDERSON GROUP PLC

By /s/ David R. Kowalski David R. Kowalski, Executive Vice President and Chief Risk Officer Date 6/12/2017

JANUS CAPITAL MANAGEMENT LLC

By /s/ David R. Kowalski David R. Kowalski,
Senior Vice President and Chief Risk Officer Date 6/12/2017